[logo – American funds ®]

Capital World Growth and Income Fund, Inc.
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Vincent P. Corti
Secretary

January 27, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Capital World Growth and Income Fund, Inc.
File Nos. 811-07338 and 033-54444

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on January 5, 2010 to the fund’s Post-Effective Amendment No. 23 to the Registration Statement under the Securities Act of 1933 and Amendment No. 25 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on February 1, 2010.

1.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please state that the fund may invest a portion of its assets in securities of issuers based outside the U.S., consistent with the fund's name.

Response:  We believe the fund’s disclosure is consistent with its name. The prospectus states that the fund may invest in companies located around the world and the fund’s risk disclosure also contains information on the risks of investing in issuers based outside of the U.S.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please describe the test or factors you consider in determining whether a security is considered a “foreign security.”

Response:   The following paragraph is included in the Statement of Additional Information:

“In determining the domicile of an issuer, the fund's investment adviser will consider the domicile determination of a leading provider of global indexes, such as Morgan Stanley Capital International, and may also take into account such factors as where the company is legally organized and/or maintains principal corporate offices and/or conducts its principal operations.”

3.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that part of the fund’s investment objective is to provide current income.  Please describe how the fund attempts to accomplish this objective.

Response:  We have updated the language as follows:  “The fund invests primarily in common stocks of well-established companies located around the world, many of which have the potential to pay dividends.”

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  If the fund may invest in developing markets as a principal investment strategy, please describe this in the principal investment strategies section.

Response:  We have updated the language as follows: “The fund may also invest in issuers in developing countries.”

5.           Investment Results – page 5 of the fund’s prospectus

Comment:  Please conform footnote 2 to the requirements of Form N-1A.

Response:  We have updated our disclosure consistent with this comment.

6.           Management – page 6 of the fund’s prospectus

Comment:  Please confirm that the portfolio counselors listed in the table are primarily responsible for the day to day management of the fund’s portfolio as described in Form N-1A.

Response:  Capital Research and Management Company uses a system of multiple portfolio counselors in managing mutual fund assets. Under this approach, the portfolio of a fund is divided into segments managed by individual counselors who decide how their respective segments will be invested.  Although each individual counselor may focus on a different aspect of the fund’s investment strategy, the portfolio counselors listed in the table are primarily responsible for the day to day management of the fund’s portfolio as described in Form N-1A.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Katherine Newhall at (213) 615-0108.

Sincerely,

/s/ Vincent P. Corti
Vincent P. Corti
Secretary